ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann
June 22, 2017	T+1 617 951 7114 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Williamson

Re:	State Street Institutional Investment Trust Request for Selective Review of Registration Statement Amendment (Registration Nos. 333-30810 and 811-09819)

Dear Mr. Williamson:

On June 6, 2017 State Street Institutional Investment Trust (the “Trust”) filed with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 244 to the Trust’s registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 245 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (together, the “Amendment”). The Amendment was filed principally for registering the State Street Institutional Treasury Obligations Money Market Fund (the “Fund”), a new series of the Trust, under the 1940 Act and for registering the offering of certain shares of the Fund under the Securities Act. The Fund will be a new feeder fund investing in State Street Treasury Plus Money Market Portfolio, a series of State Street Master Funds (the “Portfolio”). The Fund’s disclosure is based on the disclosure used by State Street Institutional Treasury Plus Money Market Fund, a series of the Trust (the “Existing Feeder Fund”), which is an existing feeder fund that is invested in the Portfolio.

Request for Selective Review

In accordance with the release issued by the SEC regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments, and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Fund respectfully requests selective review of the Amendment, as explained in more detail below.

- 2 -	June 22, 2017

Except as indicated below, the information contained in the Prospectus, Statement of Additional Information (“SAI”), and Part C of the Amendment is substantially the same as disclosure relating to the Existing Feeder Fund contained in the Prospectus, SAI, and Part C filed as Post-Effective Amendment No. 222 under the Securities Act and Amendment No. 223 under the 1940 Act to the Registration Statement of the Trust filed with the SEC pursuant to Rule 485(a) under the Securities Act on June 24, 2016 (the “June 2016 Amendment”), as revised to respond to the comments of the staff of the SEC (the “Staff”) on the June 2016 Amendment. The June 2016 Amendment was reviewed by the Staff, and the Trust responded by EDGAR correspondence dated August 25, 2016 (the “August 2016 Comment Response Letter”). The Fund currently intends to invest in a master-feeder structure by investing in the same master portfolio utilized by the Existing Feeder Fund, and the Fund currently intends to operate pursuant to the same investment objective, principal investment strategy and investment policies as the Existing Feeder Fund.

The Fund is requesting selective review of all sections of the Fund’s Prospectus, SAI and Part C. Below, this letter describes the principal differences between the Amendment and the June 2016 Amendment. Please note that we have not indicated changes that the Trust undertook in the August 2016 Comment Response Letter, which were summarized in that letter, nor have we indicated below all of the places where changes were made to update dates, figures, or other data, or other changes of a minor or conforming nature.1

Capitalized terms used below that are not defined have the same definitions ascribed to them in the Amendment.

Prospectus

Cover Page. Clarifying changes have been made to the legend required by Rule 481.

Prospectus Summary

Annual Fund Operating Expenses. This section has been changed to show that the Fund’s fees and expenses and details regarding the Adviser’s contractual fee waiver/expense reimbursement are subject to completion.

Expense Example. The lead-in language to the example expenses has been revised to remove reference to a contractual fee waiver since the details of the waiver are subject to completion.

Principal Investment Strategies. Language in the second paragraph has been added to refer to the minimal credit risk and dollar-weighted average life requirements under Rule 2a-7. In the third paragraph, the word “similar” has been changed to “identical” in describing how the master portfolio’s investment policies compare to those of the Fund.

[1]

We note that the Prospectus included in the June 2016 Amendment included disclosure related to both the Existing Feeder Fund and the State Street Institutional Liquid Reserves Fund (the “ILR Fund”). We have not indicated in this letter where differences between the Amendment and the June 2016 Amendment are the result of removing disclosures specific to ILR Fund.

- 3 -	June 22, 2017

Risks. Risks regarding money market funds and their regulation have been updated to reflect that the regulatory changes described in those risks have been implemented. New risk disclosure related to investment in variable and floating rate securities has been added.

Performance. This section has been revised to reflect that the Fund is a new Fund that has not commenced investment operations as of the date of the Prospectus.

Purchase and Sale of Fund Shares. Updates have been made to (i) the amount of the purchase minimum, (ii) the address for purchase requests made by mail, and (iii) the times during which wire transfers may be received.

Tax Information. The tax information section has been revised to remove the reference to the Fund’s distributions being taxed as capital gains.

Additional Information About Investment Objectives, Principal Strategies and Risks. Changes were made as follows: (i) reference to derivative transactions was removed from “Liquidity Risk”; (ii) “Money Market Fund Regulatory Risk” and “Money Market Risk” were updated to reflect that the regulatory changes described in those risks have been implemented; (iii) the risk disclosure under “Rapid Changes to Interest Rates” was updated to state that significant losses could negatively affect the Fund’s NAV per share; and (iv) “Risk of Investment in Other Pools” was deleted.

Management and Organization. Changes were made as follows: (i) new disclosure was added under the headings “Contractual Expense Waiver” and “Voluntary Expense Waiver”; (ii) the reference to a discussion regarding the Board’s consideration of the Fund’s investment advisory agreement was deleted; (iii) the name of the Fund’s distributor was updated.

Shareholder Information. The section under “Redeeming Shares” was updated to include new disclosure required by Rule 22e-4 and make other clarifying changes, and the section under “Exchanging Shares” was updated to reflect that exchanges from or to the Fund to or from any other State Street Fund are not currently permitted.

Dividends, Distributions and Tax Considerations. This section was revised to include new disclosure regarding the potential consequences if the Fund is not considered a “publicly offered” (within the meaning of applicable tax law and regulations) regulated investment company for any period and to make other clarifying changes.

- 4 -	June 22, 2017

Financial Intermediary Arrangements. This section was moved to follow the “Financial Highlights” section and the disclosure within the section was updated in several respects.

Financial Highlights. The financial highlights were removed and replaced with a statement that the Fund had not commenced investment operations prior to the date of the Prospectus and therefore does not have financial information.

Statement of Additional Information

Except as to the following sections, the disclosure in the SAI is substantially the same as corresponding disclosure in the June 2016 Amendment and has been subject to prior review by the Staff in connection with the June 2016 Amendment:2

Cover Page. Slight clarifying changes have been made to the legend required by Rule 481.

Additional Investments and Risks. Changes were made as follows (i) new disclosure was added to “Cleared Derivatives Transactions” related primarily to counterparty risk associated with cleared derivatives transactions; (ii) the section entitled “Swap Execution Facilities” was added; (iii) the section entitled “Risks Associated with Derivatives Regulation” was added; (iv) the sections entitled “Forward Commitments,” and “Illiquid Securities” were revised; (v) the section entitled “Market Disruption and Geopolitical Risk” was added.

Non-Fundamental Investment Restrictions. This section was revised to (i) replace the paragraph under “For the Treasury Plus Fund” with the paragraph under the heading “Names Rule Policy”, and (ii) add the paragraph under the heading “Additional Information.”

Disclosure of Portfolio Holdings. The third paragraph under this section was revised.

Management of the Trust and State Street Master Funds. This section was revised to reflect that (i) Michael A. Jessee is a Trustee of the Trust and of State Street Master Funds, and (ii) investments in the Fund are not subject to any sales load or redemption fee and assets of the Fund are not subject to a 12b-1 fee. The section was also revised to update the section under the heading “Payments to Financial Intermediaries.”

Taxation of the Fund. Significant revisions were made throughout.

[2]	We note that the SAI included in the June 2016 Amendment included disclosure for other mutual funds that are also series of the Trust. We have not indicated in this letter where the SAI in the Amendment was updated to remove references to these other mutual funds, including by removing risks or additional investment strategies applicable only to one or more of these other mutual funds.

- 5 -	June 22, 2017

Underwriter. Revisions were made to update the distributor’s name and to reflect that the Fund does not make payments pursuant to a Rule 12b-1 plan.

Financial Statements. This section was revised to reflect that as of the date of the SAI, the Fund had not commenced operations and thus does not have audited financial statements.

Appendix A – Ratings of Debt Instruments. Significant revisions were made throughout.

Appendix B – Trust’s Proxy Voting Procedures. Significant revisions were made throughout.

Part C

Except as to (i) Item 28 sections (d)(3) through (d)(5), (e)(4) through (e)(7), (g)(6) through (g)(11), (h)(1)(i) through (h)(1)(l), (h)(2)(c) though (h)(2)(f), (h)(5) through (h)(12), (i)(5) through (i)(23), (n)(1), (o)(1) through (o)(4), (p)(1), (p)(2), and (q) (which was deleted) (ii) Item 31, (iii) Item 32 (iv) Item 33, (v) the “Exhibit Index” and accompanying exhibits, the disclosure in the Part C is substantially the same as corresponding disclosure in the June 2016 Amendment.

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Please do not hesitate to call me at (617) 951-7114 if you have any questions or if you require additional information.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann